SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)

Meredith Corporation

(Name of Issuer)

Common Stock ($1.00 par value) and Class B Common Stock ($1.00 par value)

(Title of Class of Securities)

589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

(CUSIP Number)

Chris Sidwell

c/o Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

515-284-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Katherine C. Meredith, individually, as investment director/trustee of various trusts created by deceased members of the Meredith family and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		7,201 shares of Common Stock and
1,534,084 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
92,412 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		7,201 shares of Common Stock and
1,627,428 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
92,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,613 shares of Common Stock and 1,719,840 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% of shares of Common Stock (assuming conversion of the Class B) and 23.6% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
D. Mell Meredith Frazier, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		61,850* shares of Common Stock and
1,917,822 shares of Class B Common Stock
BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
785,756 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		61,850 shares of Common Stock and
1,917,822 shares of Class B Common Stock
PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
154,262 shares of Common Stock and 2,703,578 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% of shares of Common Stock (assuming conversion of the Class B) and 37.1% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

* Includes vested options for 53,600 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Edwin T. Meredith, IV, individually, as investment director/trustee of various trusts created by deceased Meredith family members, and as a board member of an Iowa not-for-profit corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /X/(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	7	SOLE VOTING POWER
NUMBER OF SHARES		2,020,213 shares of Class B Common Stock

BENEFICIALLY	8
SHARED VOTING POWER
OWNED BY		92,412 shares of Common Stock and
785,756 shares of Class B Common Stock
EACH
	9	SOLE DISPOSITIVE POWER
REPORTING		2,020,213 shares of Class B Common Stock

PERSON
	10	SHARED DISPOSITIVE POWER
WITH		92,412 shares of Common Stock and
692,412 shares of Class B Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,412 shares of Common Stock and 2,805,969 shares of Class B Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.3% of shares of Common Stock (assuming conversion of the Class B) and 38.5% shares of Class B Common Stock

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No. 589433 10 1 (Common Stock) 589433 20 1 (Class B Common Stock)

Item 4.	Purpose of the Transaction.

This Amendment is being filed to report the following transactions by the Reporting Persons:

On December 12, 2014, Katherine C. Meredith resigned as investment advisor for trusts holding an aggregate of 247,280 shares of Class B Common Stock of Meredith Corporation (the “Company”). Therefore, Katherine C. Meredith no longer has voting or dispositive power over 247,280 shares of Class B Common Stock of the Company.

On December 15, 2014, 64,350 shares of Class B Common Stock of the Company held by a grantor retained annuity trust established by Katherine C. Meredith were distributed to Katherine C. Meredith in satisfaction of an annuity due to her. Therefore, D. Mell Meredith Frazier and Edwin T. Meredith, IV ceased to have voting power with respect to 64,350 shares of Class B Common Stock of the Company and Katherine C. Meredith acquired sole voting power with respect to such shares.

Item 5.	Interest in Securities of the Issuer.

(a)	Katherine C. Meredith: 99,613 shares of Common Stock (4.7%* of Common Stock outstanding) 1,719,840 shares of Class B Common Stock (23.6% of Class B Common Stock outstanding)

D. Mell Meredith Frazier: 154,262 shares of Common Stock (7.2%* of Common Stock outstanding) 2,703,578 shares of Class B Common Stock (37.9% of Class B Common Stock outstanding)

Edwin T. Meredith, IV: 92,412 shares of Common Stock (7.3%* of Common Stock outstanding) 2,805,969 shares of Class B Common Stock (38.5% of Class B Common Stock outstanding)

*Assumes conversion of Class B into Common Stock. The Class B Common Stock is convertible, share for share, into Common Stock.

(b)	See facing pages for each reporting person.

D. Mell Meredith Frazier and Edwin T. Meredith, IV are sister and brother and Katherine C. Meredith is their mother. Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting or dispositive power of certain shares listed above is shared, the same securities in such cases are attributed to more than one of the Reporting Persons.

(c)	No transactions in shares of Common Stock or Class B Common Stock were effected by any of the Reporting Persons in the past 60 days except for the transactions described in Item 4 or previously reported on an amendment to this Schedule 13D.

(d)	None

(e)	Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2014

___________________
Katherine C. Meredith

/s/ D. M.M. Frazier
D. Mell Meredith Frazier

/s/ Edwin T. Meredith, IV
Edwin T. Meredith, IV